EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR NINE MONTHS ENDED SEPTEMBER 30,

(UNAUDITED)

(Dollars in millions)	2011	2010
Income before income taxes (1)	$13,752	$12,777

Add: Fixed charges, excluding capitalized interest	1,101	1,064

Income as adjusted before income taxes	$14,853	$13,841

Fixed charges:
Interest expense	$721	$688
Capitalized interest	7	5
Portion of rental expense representative of interest	380	376

Total fixed charges	$1,108	$1,069

Ratio of earnings to fixed charges	13.41	12.95

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

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